FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



RECEIVED
MAY 16 2003

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K for May 9, 2003, Series 2003-6	333-103335

Name of Person Filing the Document
(If Other than the Registrant)



03020172

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John P. Grazer
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.


AMERIQUEST
MORTGAGE
COMPANY

$644,372,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-6

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)


UBS Warburg


citigroup

April 28, 2003

The analysis in this report is based on information provided by Ameriquest Mortgage Company (the "Originator and Master Servicer"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED April 28, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-6
$644,372,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / M / F
AV-1	650,022,000	FLOAT	* Not Offered *					AAA / Aaa / AAA
AV-2	261,606,000	FLOAT	* Not Offered *					AAA / Aaa / AAA
AV-3	86,997,000	FLOAT	2.53	06/03 - 02/11	0	Act/360	08/25/2033	AAA / Aaa / AAA
AF-1	108,867,000	FIXED	1.00	06/03 - 12/04	24	30/360	11/25/2019	AAA / Aaa / AAA
AF-2	77,142,000	FIXED	2.20	12/04 - 02/06	24	30/360	08/25/2033	AAA / Aaa / AAA
AF-3	93,960,000	FIXED	4.90	02/06 - 02/11	24	30/360	08/25/2033	AAA / Aaa / AAA
AF-4	49,406,000	FIXED / NAS	6.39	06/06 - 02/11	24	30/360	08/25/2033	AAA / Aaa / AAA
S*	217,200,000	IO	1.56	NA	24	30/360	11/25/2005	AAA / Aaa / AAA
M-1	88,000,000	FLOAT	5.25	08/06 - 02/11	0	Act/360	08/25/2033	AA / Aa2 / AA
M-2	72,000,000	FLOAT	5.21	07/06 - 02/11	0	Act/360	08/25/2033	A / A2 / A
M-3	24,000,000	FLOAT	5.20	07/06 - 02/11	0	Act/360	08/25/2033	A- / A3 / A-
M-4	24,000,000	FLOAT	5.19	06/06 - 02/11	0	Act/360	08/25/2033	BBB+ / Baa1 / BBB+
M-5	20,000,000	FLOAT	5.19	06/06 - 02/11	0	Act/360	08/25/2033	BBB / Baa2 / BBB
M-6	20,000,000	FLOAT	* Not Offered *					BBB- / Baa3 / BBB-
Total	644,372,000							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months (PPV)
Adjustable-Rate Mortgage Loans	27% CPR

*Class S Notional Schedule

* Class S consists of two components - S1 and S2 each paying a 5% coupon subject to its Net WAC Cap. The component S1 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group I plus amounts in the related Pre-Funding Account and (ii) the S1 schedule described below. The component S2 notional balance is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans in loan group II plus amounts in the related Pre-Funding Account and (ii) the S2 schedule described below.

Month	S1 Schedule	S2 Schedule
1 - 6	$160,800,000	$56,400,000
7 – 12	$127,200,000	$43,200,000
13 – 18	$98,400,000	$26,400,000
19 – 24	$69,600,000	$19,200,000
25 – 30	$43,200,000	$12,000,000
31 and thereafter	$0	$0

Transaction Overview

Offered Securities: Approximately $86,997,000 senior floating-rate Class AV-3 Certificates, approximately $329,375,000 senior fixed-rate Certificates ("Class AF Certificates"), approximately $217,200,000 notional amount, senior fixed-rate interest-only certificates ("Class S Certificates"), and approximately $228,000,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively with the Class M-6 Certificates, the "Class M Certificates"). The Class AV-3 Certificates are backed by adjustable-rate first lien mortgage loans with principal balances that do not conform to either Freddie Mac or Fannie Mae guidelines ("Group III Mortgage Loans"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans with principal balances that may or may not conform to Freddie Mac or Fannie Mae guidelines ("Group IV Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.

Non-Offered Securities: Approximately $650,022,000 senior floating-rate Class AV-1 Certificates, approximately $261,606,000 senior floating-rate Class AV-2 Certificates (collectively with the Class AV-3 Certificates and the Class AF Certificates, the "Class A Certificates"), and approximately $20,000,000 mezzanine floating-rate Class M-6 Certificates. The Class AV-1 Certificates and the Class S1 component of the Class S Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans"). The Class AV-2 Certificates and the Class S2 component of the Class S Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group II Mortgage Loans").

Collateral: As of May 1, 2003, the Mortgage Loans will consist of approximately 7,665 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,200,000,587 as of the Cut-off Date. The Mortgage Loans will be separated into four groups. The Group I Mortgage Loans will represent approximately 4,081 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Freddie Mac guidelines, totaling $587,369,371. The Group II Mortgage Loans will represent approximately 1,642 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling $236,391,210. The Group III Mortgage Loans will represent approximately 186 adjustable-rate mortgage loans, with principal balances that do not conform to either Freddie Mac or Fannie Mae guidelines, totaling $78,611,590. The Group IV Mortgage Loans will represent approximately 1,756 fixed-rate mortgage loans, with principal balances that may or may not conform to Freddie Mac or Fannie Mae guidelines, totaling $297,628,416. In addition, on the Closing Date, the Trustee will deposit approximately $399,999,413 from the sale proceeds of the Certificates into the Group I Pre-Funding Account, Group II Pre-Funding Account, Group III Pre-Funding Account and Group IV Pre-Funding Account (collectively, the "Pre-Funding Accounts").

Pre-Funding Accounts: The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate Mortgage Loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including August 20th, 2003 (the "Funding Period"). The weighted average coupon of the Subsequent Mortgage Loans is expected to be approximately 10 basis points lower than the weighted average coupon of the Mortgage Loans. Any amounts remaining in the Pre-Funding Accounts after August 20th, 2003 will be distributed on the next distribution date to the holders of the Class A Certificates, as applicable.

Transaction Overview (Cont.)

Class A Certificates:	Class AV-1, AV-2, AV-3, AF-1, AF-2, AF-3 and AF-4 Certificates.
Class M Certificates:	Class M-1, M-2, M-3, M-4, M-5 and M-6 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	UBS Warburg LLC and Citigroup Global Markets Inc.
Co-Managers:	J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc.
Cut-off Date:	May 1, 2003
Expected Pricing:	Week of April 28, 2003
Expected Closing Date:	On or about May 9, 2003
Record Date:	For the Class AV-3 Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class AF Certificates and Class S Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including June 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV-3 Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.

Transaction Overview (Cont.)

Administrative Fees: The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.00135% per annum. The Servicing Fee will be paid monthly on the stated principal balance of the Mortgage Loans and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts.

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan will be the Mortgage Rate on such Mortgage Loan as of the beginning of the related Due Period minus the Servicing Fee and the Trustee Fee.

Optional Termination: The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if net monthly excess cashflow and/or the Overcollateralized Amount are greater than zero on any subsequent Distribution Dates).

Transaction Overview (Cont.)

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.50% of the aggregate principal balance of the Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $8,000,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in June 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 34.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	17.00%	34.00%
M-1	AA / Aa2 / AA	11.50%	23.00%
M-2	A / A2 / A	7.00%	14.00%
M-3	A- / A3 / A	5.50%	11.00%
M-4	BBB+ / Baa1 / BBB+	4.00%	8.00%
M-5	BBB / Baa2 / BBB	2.75%	5.50%
M-6	BBB- / Baa3 / BBB-	1.50%	3.00%

Net WAC Cap: S1 Component of the Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans.

S2 Component of the Class S Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans.

Class AV-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans minus the pass-through rate for the S1 component of the Class S Certificates multiplied by a fraction, the numerator of which is the S1 Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Cap: (continued)

Class AV-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans minus the pass-through rate for the S2 component of the Class S Certificates multiplied by a fraction, the numerator of which is the S2 Notional Balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AV-3 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AF Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group IV Mortgage Loans.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of (i) the Group I Mortgage Loans (less the pass-through rate for the S1 component of the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the S1 Component of the Class S Certificates and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date), (ii) the Group II Mortgage Loans (less the pass-through rate for the S2 component of the Class S Certificates multiplied by a fraction, the numerator of which is the Notional Balance of the S2 Component of the Class S Certificates and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date), (iii) the Group III Mortgage Loans and (iv) the Group IV Mortgage Loans, in each case, after subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating rate are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.

Net WAC Rate Carryover Amount:

If on any distribution date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Rate, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.




Transaction Overview (Cont.)

Interest Carry Forward Amount: For each class of Offered Certificates, on any distribution date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Until the Step-down Date, or if a Trigger Event occurs, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 34.00% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class AV-1, Class AV-2, Class AV-3 and the Class AF Certificates on a *pro rata* basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-2 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AV-3 Certificates) or the principal remittance amount for the Group IV Mortgage Loans (in the case of the Class AF Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

Transaction Overview (Cont.)

Class A Principal Distribution Amount: (continued)

With respect to the Class AF Certificates, all principal distributions allocated to the Class AF Certificates from the Class A Principal Distribution Amount will be distributed first, to the holders of the Class AF-4 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; and fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero.

Lockout Distribution Percentage:

For the Class AF-4 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring in	Percentage
June 2003 through May 2006	0%
June 2006 through May 2008	45%
June 2008 through May 2009	80%
June 2009 through May 2010	100%
June 2010 and thereafter	300%

Lockout Certificate Percentage

For the Class AF-4 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class AF-4 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 23.00% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a 14.00% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 11.00% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then on the Class M-4 Certificates, until it reaches a 8.00% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then on the Class M-5 Certificates, until it reaches a 5.50% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then on the Class M-6 Certificates, until it reaches a 3.00% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 * Margin
AV-2	2 * Margin
AV-3	2 * Margin
AF-3	Coupon + 0.50%
AF-4	Coupon + 0.50%
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 16.50%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2006 through May 2007	[2.75]%
June 2007 through May 2008	[4.00]%
June 2008 through May 2009	[5.25]%
June 2009 through May 2010	[5.75]%
June 2010 and thereafter	[6.00]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates and the Class S Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.
6. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Transaction Overview (Cont.)

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A, Class S and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
S	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	7,665	
Aggregate Current Principal Balance:	$1,200,000,586.98	
Average Current Principal Balance:	$156,555.85	$58,975 – $651,679
Aggregate Original Principal Balance:	$1,201,531,669.00	
Average Original Principal Balance:	$156,755.60	$60,000 – $652,000
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.119%	5.050% – 13.950%
Wtd. Avg. Original Term (months):	350	180 – 360
Wtd. Avg. Remaining Term (months):	348	173 – 360
Margin (ARM Loans Only):	5.906%	3.000% – 7.125%
Maximum Interest Rate (ARM Loans Only):	14.558%	11.050% – 19.950%
Minimum Interest Rate (ARM Loans Only):	8.558%	5.050% – 13.950%
Wtd. Avg. Original LTV:	79.41%	10.35% – 95.00%
Wtd. Avg. Borrower FICO:	627	500 – 824
Geographic Distribution (Top 5):	CA 19.46%	
	FL 7.53%	
	NY 7.46%	
	MA 6.96%	
	NJ 5.91%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	5,063	$ 778,790,847.71	64.90
Fixed Rate	2,602	421,209,739.27	35.10
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	2,230	$ 175,498,523.00	14.61
100,000.01 – 150,000.00	2,199	274,205,635.00	22.82
150,000.01 – 200,000.00	1,465	254,435,341.00	21.18
200,000.01 – 250,000.00	847	188,358,626.00	15.68
250,000.01 – 300,000.00	420	114,642,759.00	9.54
300,000.01 – 350,000.00	227	73,146,481.00	6.09
350,000.01 – 400,000.00	123	46,255,350.00	3.85
400,000.01 – 450,000.00	61	26,120,125.00	2.17
450,000.01 – 500,000.00	39	18,742,014.00	1.56
500,000.01 – 550,000.00	26	13,822,970.00	1.15
550,000.01 – 600,000.00	27	15,651,845.00	1.30
650,000.01 – 700,000.00	1	652,000.00	0.05
Total:	**7,665**	**$ 1,201,531,669.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 – 100,000.00	2,239	$ 176,145,864.99	14.68
100,000.01 – 150,000.00	2,198	274,144,191.40	22.85
150,000.01 – 200,000.00	1,460	253,514,618.19	21.13
200,000.01 – 250,000.00	846	188,022,893.12	15.67
250,000.01 – 300,000.00	421	114,900,822.93	9.58
300,000.01 – 350,000.00	224	72,163,872.90	6.01
350,000.01 – 400,000.00	123	46,205,097.86	3.85
400,000.01 – 450,000.00	61	26,089,000.30	2.17
450,000.01 – 500,000.00	39	18,712,506.87	1.56
500,000.01 – 550,000.00	26	13,810,474.47	1.15
550,000.01 – 600,000.00	27	15,639,564.65	1.30
650,000.01 – 700,000.00	1	651,679.30	0.05
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	350	$ 39,281,506.45	3.27
181 – 240	340	45,242,807.00	3.77
301 – 360	6,975	1,115,476,273.53	92.96
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	12	$ 1,694,575.30	0.14
5.500 – 5.999	193	32,680,306.16	2.72
6.000 – 6.499	200	35,946,377.44	3.00
6.500 – 6.999	1,547	282,634,564.09	23.55
7.000 – 7.499	514	85,463,959.72	7.12
7.500 – 7.999	1,318	222,921,122.41	18.58
8.000 – 8.499	379	55,344,871.12	4.61
8.500 – 8.999	1,341	206,447,244.62	17.20
9.000 – 9.499	472	62,050,041.95	5.17
9.500 – 9.999	882	115,328,166.26	9.61
10.000 – 10.499	235	27,799,790.14	2.32
10.500 – 10.999	332	41,222,064.01	3.44
11.000 – 11.499	72	8,612,347.83	0.72
11.500 – 11.999	115	13,760,496.39	1.15
12.000 – 12.499	32	4,234,326.47	0.35
12.500 – 12.999	20	3,634,974.58	0.30
13.500 – 13.999	1	225,358.49	0.02
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	50	$ 5,655,245.59	0.47
30.01 – 35.00	34	4,097,474.65	0.34
35.01 – 40.00	48	5,915,054.55	0.49
40.01 – 45.00	74	9,018,941.39	0.75
45.01 – 50.00	100	13,899,225.57	1.16
50.01 – 55.00	136	19,138,201.42	1.59
55.01 – 60.00	228	34,105,979.21	2.84
60.01 – 65.00	344	51,257,056.52	4.27
65.01 – 70.00	443	65,544,492.17	5.46
70.01 – 75.00	1,043	149,628,073.93	12.47
75.01 – 80.00	1,230	186,691,603.97	15.56
80.01 – 85.00	1,490	239,115,850.34	19.93
85.01 – 90.00	2,195	372,640,424.47	31.05
90.01 – 95.00	250	43,292,963.20	3.61
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 519	229	$ 30,961,927.05	2.58
520 – 539	608	84,465,871.25	7.04
540 – 559	857	123,794,938.86	10.32
560 – 579	883	128,660,845.36	10.72
580 – 599	631	92,406,356.74	7.70
600 – 619	625	96,768,368.56	8.06
620 – 639	775	127,319,656.01	10.61
640 – 659	696	112,358,354.74	9.36
660 – 679	505	86,844,738.07	7.24
680 – 699	665	116,057,647.03	9.67
700 – 719	444	76,980,168.40	6.42
720 – 739	357	63,771,127.55	5.31
740 – 759	209	32,803,423.35	2.73
760 – 779	106	15,748,187.04	1.31
780 – 799	59	9,338,207.39	0.78
800 – 819	14	1,481,181.94	0.12
820 – 839	2	239,587.64	0.02
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,081	$ 233,512,614.95	19.46
Florida	668	90,334,166.82	7.53
New York	416	89,469,541.64	7.46
Massachusetts	434	83,541,379.99	6.96
New Jersey	399	70,958,070.66	5.91
Illinois	436	65,940,332.61	5.50
Minnesota	382	60,735,427.94	5.06
Texas	506	57,999,162.16	4.83
Michigan	434	54,940,229.36	4.58
Maryland	246	41,938,777.24	3.49
Washington	188	34,174,293.74	2.85
Colorado	173	30,164,493.33	2.51
Connecticut	176	27,907,295.99	2.33
Pennsylvania	216	27,593,510.58	2.30
Ohio	189	21,202,681.78	1.77
Wisconsin	134	17,562,808.60	1.46
Indiana	166	17,343,380.67	1.45
Arizona	130	16,614,798.80	1.38
Rhode Island	103	16,001,294.09	1.33
Iowa	146	14,113,255.21	1.18
Alabama	131	13,816,136.88	1.15
Missouri	105	11,292,201.38	0.94
Hawaii	48	10,898,533.10	0.91
Louisiana	85	9,369,135.22	0.78
Nevada	57	8,308,479.44	0.69
Maine	55	7,474,294.69	0.62
New Hampshire	53	7,442,808.95	0.62
Oklahoma	66	6,478,908.47	0.54
Tennessee	53	6,106,402.24	0.51
New Mexico	51	5,905,496.84	0.49
Kansas	51	5,785,452.76	0.48
Mississippi	49	5,261,886.01	0.44
South Carolina	37	4,762,780.92	0.40
Nebraska	41	3,998,741.02	0.33
North Carolina	31	3,456,243.69	0.29
Oregon	22	3,144,298.09	0.26
Utah	15	2,282,444.57	0.19
Kentucky	24	2,264,281.51	0.19
Arkansas	13	2,059,917.53	0.17
Wyoming	14	1,667,256.62	0.14
Vermont	12	1,665,656.24	0.14
Delaware	10	1,652,700.55	0.14
Alaska	5	1,030,507.01	0.09
Idaho	7	816,515.64	0.07
Montana	2	392,945.78	0.03
South Dakota	3	341,518.94	0.03
North Dakota	2	277,526.73	0.02
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	7,188	$ 1,134,532,874.46	94.54
Non-Owner	433	57,976,903.92	4.83
Second Home	44	7,490,808.60	0.62
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	5,245	$ 779,884,296.99	64.99
Stated Documentation	1,529	252,655,819.13	21.05
Limited Documentation	891	167,460,470.86	13.96
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out [(1)]	4,606	$ 691,640,806.58	57.64
Refinance – Debt Consolidation No Cash Out [(2)]	3,032	503,772,254.01	41.98
Purchase	27	4,587,526.39	0.38
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	696	$ 119,700,827.77	9.98
7A	611	111,274,295.41	9.27
6A	361	64,343,549.29	5.36
5A	455	76,183,477.53	6.35
4A	486	83,691,568.91	6.97
3A	1,320	202,402,460.76	16.87
2A	1,601	244,374,931.06	20.36
A	567	83,018,314.92	6.92
B	895	122,153,618.39	10.18
C	596	81,223,272.54	6.77
D	77	11,634,270.40	0.97
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	6,362	$ 988,907,866.15	82.41
2-4 Family	468	88,860,825.19	7.41
PUD	318	54,199,080.64	4.52
Condo	303	43,082,728.45	3.59
Manufactured Housing	103	8,872,765.41	0.74
Single Family Attached	56	8,042,790.35	0.67
PUD Attached	55	8,034,530.79	0.67
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,683	$ 273,609,566.64	22.80
12	204	40,826,311.37	3.40
24	4	906,881.63	0.08
30	5	918,701.25	0.08
36	5,769	883,739,126.09	73.64
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	7,665	$ 1,200,000,586.98	100.00
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	7,344	$ 1,065,425,795.09	88.79
Non-Conforming Balance	321	134,574,791.89	11.21
Total:	**7,665**	**$ 1,200,000,586.98**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,081	
Aggregate Current Principal Balance:	$587,369,370.80	
Average Current Principal Balance:	$143,927.80	$59,604 – $552,129
Aggregate Original Principal Balance:	$588,073,320	
Average Original Principal Balance:	$144,100.30	$60,000 – $552,500
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.432%	5.050% – 13.950%
Wtd. Avg. Original Term (months):	352	180 – 360
Wtd. Avg. Remaining Term (months):	351	173 – 360
Margin (ARM Loans Only):	5.936%	3.000% – 7.125%
Maximum Interest Rate (ARM Loans Only):	14.615%	11.050% – 19.950%
Minimum Interest Rate (ARM Loans Only):	8.615%	5.050% – 13.950%
Wtd. Avg. Original LTV:	79.57%	15.00% – 95.00%
Wtd. Avg. Borrower FICO:	609	500 – 820
Geographic Distribution (Top 5):	CA 15.80%	
	MA 7.92%	
	FL 7.48%	
	NY 6.93%	
	NJ 6.60%	

DESCRIPTION OF GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	3,481	$ 499,257,199.57	85.00
Fixed Rate	600	88,112,171.23	15.00
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	1,275	$ 100,415,837.00	17.08
100,000.01 – 150,000.00	1,206	150,062,299.00	25.52
150,000.01 – 200,000.00	804	139,353,021.00	23.70
200,000.01 – 250,000.00	476	105,523,020.00	17.94
250,000.01 – 300,000.00	218	59,361,901.00	10.09
300,000.01 – 350,000.00	91	28,693,142.00	4.88
350,000.01 – 400,000.00	7	2,674,100.00	0.45
450,000.01 – 500,000.00	3	1,437,500.00	0.24
550,000.01 – 600,000.00	1	552,500.00	0.09
Total:	**4,081**	**$ 588,073,320.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 – 100,000.00	1,278	$ 100,587,608.94	17.13
100,000.01 – 150,000.00	1,207	150,186,382.70	25.57
150,000.01 – 200,000.00	802	138,989,238.00	23.66
200,000.01 – 250,000.00	476	105,493,840.96	17.96
250,000.01 – 300,000.00	218	59,389,596.46	10.11
300,000.01 – 350,000.00	89	28,064,225.52	4.78
350,000.01 – 400,000.00	7	2,669,713.83	0.45
450,000.01 – 500,000.00	3	1,436,635.11	0.24
550,000.01 – 600,000.00	1	552,129.28	0.09
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	130	$ 13,612,846.82	2.32
181 – 240	142	17,447,089.18	2.97
301 – 360	3,809	556,309,434.80	94.71
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	5	$ 720,656.62	0.12
5.500 – 5.999	65	10,765,152.51	1.83
6.000 – 6.499	96	15,550,955.24	2.65
6.500 – 6.999	504	82,115,857.08	13.98
7.000 – 7.499	239	38,201,854.05	6.50
7.500 – 7.999	731	116,878,245.35	19.90
8.000 – 8.499	228	31,059,409.82	5.29
8.500 – 8.999	821	120,251,674.69	20.47
9.000 – 9.499	297	37,841,820.90	6.44
9.500 – 9.999	579	74,134,122.92	12.62
10.000 – 10.499	142	16,084,370.24	2.74
10.500 – 10.999	214	25,470,707.40	4.34
11.000 – 11.499	52	5,804,717.59	0.99
11.500 – 11.999	74	7,894,657.96	1.34
12.000 – 12.499	24	3,108,817.55	0.53
12.500 – 12.999	9	1,260,992.39	0.21
13.500 – 13.999	1	225,358.49	0.04
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 – 3.249	3	$ 316,538.64	0.06
3.500 – 3.749	1	63,709.34	0.01
3.750 – 3.999	9	1,317,579.31	0.26
4.000 – 4.249	11	1,670,643.50	0.33
4.250 – 4.499	7	844,468.91	0.17
4.500 – 4.749	6	925,362.01	0.19
4.750 – 4.999	121	18,163,974.19	3.64
5.000 – 5.249	167	25,645,460.22	5.14
5.250 – 5.499	275	40,849,842.39	8.18
5.500 – 5.749	233	34,111,756.19	6.83
5.750 – 5.999	235	35,940,615.27	7.20
6.000 – 6.249	1,058	154,321,057.80	30.91
6.250 – 6.499	538	75,466,364.37	15.12
6.500 – 6.749	547	73,062,456.15	14.63
6.750 – 6.999	268	36,303,066.35	7.27
7.000 – 7.249	2	254,304.93	0.05
Total:	**3,481**	**$ 499,257,199.57**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-09	2	$ 338,844.68	0.07
2004-10	19	2,645,599.26	0.53
2004-11	53	8,286,864.52	1.66
2004-12	98	14,484,758.45	2.90
2005-01	209	29,621,063.75	5.93
2005-02	66	9,166,709.64	1.84
2005-03	742	107,953,500.07	21.62
2005-04	2,291	326,627,859.20	65.42
2005-05	1	132,000.00	0.03
Total:	**3,481**	**$ 499,257,199.57**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.000 – 11.499	1	$ 170,591.99	0.03
11.500 – 11.999	47	8,175,579.15	1.64
12.000 – 12.499	81	13,233,481.74	2.65
12.500 – 12.999	247	40,743,003.68	8.16
13.000 – 13.499	189	31,186,606.05	6.25
13.500 – 13.999	621	100,690,678.64	20.17
14.000 – 14.499	208	28,104,592.09	5.63
14.500 – 14.999	770	113,434,669.15	22.72
15.000 – 15.499	283	36,645,896.34	7.34
15.500 – 15.999	538	69,110,856.35	13.84
16.000 – 16.499	135	15,275,684.41	3.06
16.500 – 16.999	206	24,606,437.35	4.93
17.000 – 17.499	50	5,650,755.30	1.13
17.500 – 17.999	71	7,633,198.90	1.53
18.000 – 18.499	24	3,108,817.55	0.62
18.500 – 18.999	9	1,260,992.39	0.25
19.500 – 19.999	1	225,358.49	0.05
Total:	**3,481**	**$ 499,257,199.57**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	1	$ 170,591.99	0.03
5.500 – 5.999	47	8,175,579.15	1.64
6.000 – 6.499	81	13,233,481.74	2.65
6.500 – 6.999	247	40,743,003.68	8.16
7.000 – 7.499	189	31,186,606.05	6.25
7.500 – 7.999	621	100,690,678.64	20.17
8.000 – 8.499	208	28,104,592.09	5.63
8.500 – 8.999	770	113,434,669.15	22.72
9.000 – 9.499	283	36,645,896.34	7.34
9.500 – 9.999	538	69,110,856.35	13.84
10.000 – 10.499	135	15,275,684.41	3.06
10.500 – 10.999	206	24,606,437.35	4.93
11.000 – 11.499	50	5,650,755.30	1.13
11.500 – 11.999	71	7,633,198.90	1.53
12.000 – 12.499	24	3,108,817.55	0.62
12.500 – 12.999	9	1,260,992.39	0.25
13.500 – 13.999	1	225,358.49	0.05
Total:	**3,481**	**$ 499,257,199.57**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	3,481	$ 499,257,199.57	100.00
Total:	**3,481**	**$ 499,257,199.57**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	19	$ 1,848,204.83	0.31
30.01 – 35.00	15	1,703,597.55	0.29
35.01 – 40.00	24	2,672,058.00	0.45
40.01 – 45.00	31	3,722,135.35	0.63
45.01 – 50.00	46	5,487,674.41	0.93
50.01 – 55.00	56	7,009,795.50	1.19
55.01 – 60.00	108	15,212,354.23	2.59
60.01 – 65.00	184	25,496,828.97	4.34
65.01 – 70.00	245	33,120,747.80	5.64
70.01 – 75.00	629	85,611,665.72	14.58
75.01 – 80.00	634	87,316,438.80	14.87
80.01 – 85.00	860	129,080,784.59	21.98
85.01 – 90.00	1,140	175,251,833.92	29.84
90.01 – 95.00	90	13,835,251.13	2.36
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 519	152	$ 19,717,629.78	3.36
520 – 539	417	56,547,493.11	9.63
540 – 559	558	77,272,151.09	13.16
560 – 579	548	76,114,261.32	12.96
580 – 599	399	55,786,601.26	9.50
600 – 619	396	57,993,716.91	9.87
620 – 639	444	68,707,650.43	11.70
640 – 659	334	49,163,817.35	8.37
660 – 679	226	34,354,625.75	5.85
680 – 699	236	36,557,228.41	6.22
700 – 719	153	23,203,492.45	3.95
720 – 739	106	16,101,967.02	2.74
740 – 759	67	9,780,953.26	1.67
760 – 779	27	3,854,076.86	0.66
780 – 799	11	1,497,957.28	0.26
800 - 819	6	639,013.52	0.11
820 - 839	1	76,735.00	0.01
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	491	$ 92,825,597.75	15.80
Massachusetts	256	46,491,633.71	7.92
Florida	355	43,962,924.31	7.48
New York	198	40,725,095.85	6.93
New Jersey	230	38,762,721.32	6.60
Illinois	249	35,610,116.59	6.06
Texas	283	29,712,611.89	5.06
Minnesota	194	29,147,549.30	4.96
Michigan	242	28,859,930.02	4.91
Maryland	122	19,078,845.33	3.25
Pennsylvania	128	15,411,910.06	2.62
Colorado	92	14,971,254.19	2.55
Connecticut	99	14,566,521.47	2.48
Washington	83	14,497,950.92	2.47
Ohio	116	12,334,825.10	2.10
Arizona	79	10,281,087.68	1.75
Wisconsin	78	9,908,981.27	1.69
Indiana	100	9,804,537.48	1.67
Iowa	90	9,012,220.04	1.53
Rhode Island	52	7,347,895.39	1.25
Alabama	65	6,464,245.65	1.10
Missouri	57	5,814,537.04	0.99
Louisiana	44	4,813,012.33	0.82
Kansas	37	4,387,903.72	0.75
Hawaii	20	4,339,175.67	0.74
New Hampshire	27	3,616,735.80	0.62
Maine	30	3,543,334.20	0.60
New Mexico	32	3,457,015.47	0.59
Tennessee	27	2,863,814.85	0.49
Oklahoma	28	2,842,418.76	0.48
Nevada	18	2,758,309.30	0.47
Mississippi	26	2,732,899.58	0.47
South Carolina	20	2,509,507.15	0.43
North Carolina	20	2,446,469.53	0.42
Nebraska	19	1,783,386.97	0.30
Utah	10	1,573,809.26	0.27
Oregon	11	1,565,203.95	0.27
Wyoming	11	1,384,441.99	0.24
Kentucky	14	1,337,154.12	0.23
Arkansas	8	1,182,223.75	0.20
Vermont	7	1,126,060.18	0.19
Delaware	5	594,462.29	0.10
Idaho	4	454,814.63	0.08
Alaska	3	366,535.48	0.06
North Dakota	1	97,689.46	0.02
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	3,826	$ 555,025,715.14	94.49
Non-Owner	234	29,581,015.65	5.04
Second Home	21	2,762,640.01	0.47
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	2,815	$ 393,256,690.27	66.95
Stated Documentation	808	120,306,664.33	20.48
Limited Documentation	458	73,806,016.20	12.57
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	2,511	$ 346,426,580.61	58.98
Refinance – Debt Consolidation No Cash Out (2)	1,553	238,680,951.16	40.64
Purchase	17	2,261,839.03	0.39
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	218	$ 32,474,967.70	5.53
7A	224	34,524,729.60	5.88
6A	175	26,541,593.45	4.52
5A	228	33,236,423.22	5.66
4A	285	44,252,569.71	7.53
3A	552	81,674,380.50	13.91
2A	971	142,543,419.27	24.27
A	375	51,008,747.95	8.68
B	605	80,747,434.80	13.75
C	393	52,503,626.70	8.94
D	55	7,861,477.90	1.34
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,394	$ 481,096,513.07	81.91
2-4 Family	247	44,835,643.43	7.63
PUD	170	25,809,552.26	4.39
Condo	171	24,722,853.46	4.21
Manufactured Housing	53	4,618,516.40	0.79
Single Family Attached	26	3,281,021.27	0.56
PUD Attached	20	3,005,270.91	0.51
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	836	$ 123,630,163.26	21.05
12	48	9,217,686.23	1.57
24	2	328,165.06	0.06
30	5	918,701.25	0.16
36	3,190	453,274,655.00	77.17
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	4,081	$ 587,369,370.80	100.00
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	4,081	$ 587,369,370.80	100.00
Total:	**4,081**	**$ 587,369,370.80**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,642		
Aggregate Current Principal Balance:	$236,391,210.05		
Average Current Principal Balance:	$143,965.41		$59,359 – $443,139
Aggregate Original Principal Balance:	$236,703,169.00		
Average Original Principal Balance:	$144,155.40		$60,000 – $445,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.309%		5.250% – 12.990%
Wtd. Avg. Original Term (months):	353		180 – 360
Wtd. Avg. Remaining Term (months):	351		174 – 360
Margin (ARM Loans Only):	5.899%		3.250% – 6.750%
Maximum Interest Rate (ARM Loans Only):	14.560%		11.990% – 18.990%
Minimum Interest Rate (ARM Loans Only):	8.560%		5.990% – 12.990%
Wtd. Avg. Original LTV:	78.91%		13.06% – 95.00%
Wtd. Avg. Borrower FICO:	613		500 – 800
Geographic Distribution (Top 5):	CA	17.16%	
	FL	7.44%	
	NJ	6.90%	
	MA	6.65%	
	IL	6.05%	

DESCRIPTION OF GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	1,396	$ 200,922,057.90	85.00
Fixed Rate	246	35,469,152.15	15.00
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	514	$ 40,144,909.00	16.96
100,000.01 – 150,000.00	483	60,523,238.00	25.57
150,000.01 – 200,000.00	337	59,135,195.00	24.98
200,000.01 – 250,000.00	180	40,104,350.00	16.94
250,000.01 – 300,000.00	99	27,086,380.00	11.44
300,000.01 – 350,000.00	23	7,352,097.00	3.11
350,000.01 – 400,000.00	5	1,912,000.00	0.81
400,000.01 – 450,000.00	1	445,000.00	0.19
Total:	**1,642**	**$ 236,703,169.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 – 100,000.00	517	$ 40,389,429.21	17.09
100,000.01 – 150,000.00	481	60,290,985.49	25.50
150,000.01 – 200,000.00	336	58,907,320.71	24.92
200,000.01 – 250,000.00	180	40,049,022.50	16.94
250,000.01 – 300,000.00	99	27,057,128.40	11.45
300,000.01 – 350,000.00	23	7,344,199.29	3.11
350,000.01 – 400,000.00	5	1,909,985.73	0.81
400,000.01 – 450,000.00	1	443,138.72	0.19
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	54	$ 5,216,634.90	2.21
181 – 240	52	6,148,404.38	2.60
301 – 360	1,536	225,026,170.77	95.19
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	1	$ 88,588.94	0.04
5.500 – 5.999	84	13,633,273.97	5.77
6.000 – 6.499	50	8,105,648.74	3.43
6.500 – 6.999	207	33,306,341.24	14.09
7.000 – 7.499	93	14,558,102.22	6.16
7.500 – 7.999	273	42,718,863.16	18.07
8.000 – 8.499	87	12,371,989.30	5.23
8.500 – 8.999	315	45,939,695.71	19.43
9.000 – 9.499	125	16,050,207.23	6.79
9.500 – 9.999	203	25,016,196.04	10.58
10.000 – 10.499	66	8,013,088.64	3.39
10.500 – 10.999	81	10,147,025.02	4.29
11.000 – 11.499	12	1,090,443.83	0.46
11.500 – 11.999	30	3,036,812.21	1.28
12.000 – 12.499	7	1,000,593.11	0.42
12.500 – 12.999	8	1,314,340.69	0.56
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	14	$ 1,498,150.20	0.63
30.01 – 35.00	5	587,094.81	0.25
35.01 – 40.00	11	1,442,147.14	0.61
40.01 – 45.00	18	2,247,514.49	0.95
45.01 – 50.00	22	3,026,256.79	1.28
50.01 – 55.00	40	5,063,568.69	2.14
55.01 – 60.00	55	6,880,154.26	2.91
60.01 – 65.00	67	8,824,589.91	3.73
65.01 – 70.00	91	12,175,694.62	5.15
70.01 – 75.00	237	32,928,597.17	13.93
75.01 – 80.00	270	36,622,162.94	15.49
80.01 – 85.00	328	48,515,251.04	20.52
85.01 – 90.00	445	70,491,833.12	29.82
90.01 – 95.00	39	6,088,194.87	2.58
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
501 – 519	66	$ 8,580,260.86	3.63
520 – 539	156	19,222,268.56	8.13
540 – 559	220	30,425,495.68	12.87
560 – 579	231	33,091,519.77	14.00
580 – 599	157	21,352,055.39	9.03
600 – 619	129	18,415,115.10	7.79
620 – 639	145	22,699,606.16	9.60
640 – 659	174	27,196,921.61	11.51
660 – 679	92	14,006,542.16	5.93
680 – 699	110	16,605,479.89	7.02
700 – 719	58	9,845,413.63	4.16
720 – 739	35	5,319,500.48	2.25
740 – 759	32	4,705,560.34	1.99
760 – 779	28	3,878,057.94	1.64
780 – 799	8	962,484.25	0.41
800 - 819	1	84,928.23	0.04
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	216	$ 40,557,271.07	17.16
Florida	141	17,579,523.99	7.44
New Jersey	98	16,307,532.20	6.90
Massachusetts	85	15,728,043.76	6.65
Illinois	107	14,308,161.21	6.05
New York	75	14,236,998.27	6.02
Minnesota	97	14,153,108.79	5.99
Michigan	107	12,551,688.97	5.31
Texas	103	10,425,991.35	4.41
Maryland	55	9,457,860.01	4.00
Colorado	35	5,784,453.57	2.45
Pennsylvania	42	5,554,216.95	2.35
Washington	31	5,212,163.65	2.20
Connecticut	35	5,150,451.55	2.18
Rhode Island	27	4,338,454.97	1.84
Indiana	34	3,911,074.73	1.65
Iowa	40	3,767,545.25	1.59
Ohio	34	3,414,928.59	1.44
Wisconsin	25	3,165,314.68	1.34
Arizona	25	3,100,496.16	1.31
Alabama	28	2,820,334.74	1.19
Missouri	24	2,483,592.83	1.05
Hawaii	13	2,480,381.97	1.05
Nevada	18	2,475,539.54	1.05
Maine	12	1,876,508.00	0.79
New Hampshire	13	1,791,510.97	0.76
Mississippi	15	1,640,577.38	0.69
Tennessee	13	1,276,904.33	0.54
Nebraska	11	1,272,505.61	0.54
South Carolina	6	1,039,240.60	0.44
Kansas	11	1,022,281.61	0.43
Louisiana	12	1,018,575.35	0.43
Oklahoma	11	923,041.23	0.39
Oregon	6	867,935.96	0.37
New Mexico	6	827,931.98	0.35
North Carolina	8	788,022.34	0.33
Delaware	4	593,505.13	0.25
Utah	3	536,445.63	0.23
Montana	2	392,945.78	0.17
Vermont	3	346,143.59	0.15
South Dakota	3	341,518.94	0.14
Kentucky	2	223,915.78	0.09
Wyoming	2	210,873.77	0.09
Arkansas	2	201,607.37	0.09
Idaho	1	119,476.59	0.05
Alaska	1	114,613.31	0.05
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,567	$ 227,159,784.28	96.09
Non-Owner	67	8,191,335.77	3.47
Second Home	8	1,040,090.00	0.44
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,102	$ 154,495,160.65	65.36
Stated Documentation	342	49,869,086.03	21.10
Limited Documentation	198	32,026,963.37	13.55
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out [1]	1,000	$ 138,524,663.20	58.60
Refinance – Debt Consolidation No Cash Out [2]	637	97,236,130.36	41.13
Purchase	5	630,416.49	0.27
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP II COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	121	$ 18,679,081.13	7.90
7A	129	19,430,937.22	8.22
6A	73	10,895,276.55	4.61
5A	134	21,119,384.90	8.93
4A	97	15,447,558.18	6.53
3A	125	18,405,915.08	7.79
2A	383	55,782,554.50	23.60
A	146	20,796,249.97	8.80
B	238	30,537,217.61	12.92
C	177	22,388,128.13	9.47
D	19	2,908,906.78	1.23
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,365	$ 192,760,616.78	81.54
2-4 Family	100	18,666,038.12	7.90
PUD	69	11,198,943.54	4.74
Condo	66	8,904,952.68	3.77
Single Family Attached	17	2,318,352.42	0.98
PUD Attached	11	1,372,807.33	0.58
Manufactured Housing	14	1,169,499.18	0.49
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	346	$ 51,039,905.36	21.59
12	7	1,169,357.86	0.49
24	1	87,183.40	0.04
36	1,288	184,094,763.43	77.88
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,642	$ 236,391,210.05	100.00
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	1,642	$ 236,391,210.05	100.00
Total:	**1,642**	**$ 236,391,210.05**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	186		
Aggregate Current Principal Balance:	$78,611,590.24		
Average Current Principal Balance:	$422,642.96		$322,734 – $599,734
Aggregate Original Principal Balance:	$78,705,137.00		
Average Original Principal Balance:	$423,145.90		$322,999 – $600,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.194%		5.990% – 12.750%
Wtd. Avg. Original Term (months):	355		180 – 360
Wtd. Avg. Remaining Term (months):	353		175 – 360
Margin (ARM Loans Only):	5.728%		4.000% – 6.750%
Maximum Interest Rate (ARM Loans Only):	14.194%		11.990% – 18.750%
Minimum Interest Rate (ARM Loans Only):	8.194%		5.990% – 12.750%
Wtd. Avg. Original LTV:	80.18%		19.84% – 95.00%
Wtd. Avg. Borrower FICO:	615		501 – 791
Geographic Distribution (Top 5):	CA	37.52%	
	NY	10.29%	
	FL	7.94%	
	NJ	5.71%	
	MA	4.90%	

DESCRIPTION OF GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	186	$ 78,611,590.24	100.00
Total:	**186**	**$ 78,611,590.24**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
300,000.01 – 350,000.00	36	$ 12,167,999.00	15.46
350,000.01 – 400,000.00	59	22,075,350.00	28.05
400,000.01 – 450,000.00	38	16,293,525.00	20.70
450,000.01 – 500,000.00	19	9,184,015.00	11.67
500,000.01 – 550,000.00	17	9,047,400.00	11.50
550,000.01 – 600,000.00	17	9,936,848.00	12.63
Total:	**186**	**$ 78,705,137.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
300,000.01 – 350,000.00	36	$ 12,151,049.30	15.46
350,000.01 – 400,000.00	59	22,052,298.16	28.05
400,000.01 – 450,000.00	38	16,273,562.87	20.70
450,000.01 – 500,000.00	19	9,167,293.36	11.66
500,000.01 – 550,000.00	17	9,038,723.26	11.50
550,000.01 – 600,000.00	17	9,928,663.29	12.63
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	4	$ 1,662,898.67	2.12
181 – 240	2	756,184.12	0.96
301 – 360	180	76,192,507.45	96.92
Total:	**186**	**$ 78,611,590.24**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	3	$ 1,404,494.45	1.79
6.000 – 6.499	6	2,613,294.35	3.32
6.500 – 6.999	33	13,840,793.76	17.61
7.000 – 7.499	13	5,488,617.76	6.98
7.500 – 7.999	49	20,920,578.06	26.61
8.000 – 8.499	10	4,238,212.08	5.39
8.500 – 8.999	39	15,943,516.81	20.28
9.000 – 9.499	9	3,515,161.19	4.47
9.500 – 9.999	10	4,318,965.57	5.49
10.000 – 10.499	1	449,413.58	0.57
10.500 – 10.999	5	2,309,931.35	2.94
11.000 – 11.499	1	349,496.62	0.44
11.500 – 11.999	5	2,264,447.76	2.88
12.500 – 12.999	2	954,666.90	1.21
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 – 4.249	3	$ 1,377,745.35	1.75
4.250 – 4.499	1	505,208.14	0.64
4.500 – 4.749	1	378,640.39	0.48
4.750 – 4.999	10	4,605,357.29	5.86
5.000 – 5.249	12	5,103,422.29	6.49
5.250 – 5.499	31	13,474,586.06	17.14
5.500 – 5.749	15	6,466,411.87	8.23
5.750 – 5.999	14	5,980,961.08	7.61
6.000 – 6.249	53	22,020,384.64	28.01
6.250 – 6.499	17	6,698,839.07	8.52
6.500 – 6.749	22	9,152,469.64	11.64
6.750 – 6.999	7	2,847,564.42	3.62
Total:	**186**	**$ 78,611,590.24**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-10	3	$ 1,232,239.73	1.57
2004-12	3	1,157,676.05	1.47
2005-01	4	1,474,254.66	1.88
2005-02	8	2,990,516.71	3.80
2005-03	50	21,730,648.88	27.64
2005-04	117	49,531,254.21	63.01
2005-05	1	495,000.00	0.63
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 – 11.999	3	$ 1,404,494.45	1.79
12.000 – 12.499	6	2,613,294.35	3.32
12.500 – 12.999	33	13,840,793.76	17.61
13.000 – 13.499	13	5,488,617.76	6.98
13.500 – 13.999	49	20,920,578.06	26.61
14.000 – 14.499	10	4,238,212.08	5.39
14.500 – 14.999	39	15,943,516.81	20.28
15.000 – 15.499	9	3,515,161.19	4.47
15.500 – 15.999	10	4,318,965.57	5.49
16.000 – 16.499	1	449,413.58	0.57
16.500 – 16.999	5	2,309,931.35	2.94
17.000 – 17.499	1	349,496.62	0.44
17.500 – 17.999	5	2,264,447.76	2.88
18.500 – 18.999	2	954,666.90	1.21
Total:	**186**	**$ 78,611,590.24**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	3	$ 1,404,494.45	1.79
6.000 – 6.499	6	2,613,294.35	3.32
6.500 – 6.999	33	13,840,793.76	17.61
7.000 – 7.499	13	5,488,617.76	6.98
7.500 – 7.999	49	20,920,578.06	26.61
8.000 – 8.499	10	4,238,212.08	5.39
8.500 – 8.999	39	15,943,516.81	20.28
9.000 – 9.499	9	3,515,161.19	4.47
9.500 – 9.999	10	4,318,965.57	5.49
10.000 – 10.499	1	449,413.58	0.57
10.500 – 10.999	5	2,309,931.35	2.94
11.000 – 11.499	1	349,496.62	0.44
11.500 – 11.999	5	2,264,447.76	2.88
12.500 – 12.999	2	954,666.90	1.21
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	186	$ 78,611,590.24	100.00
Total:	**186**	**$ 78,611,590.24**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	1	$ 327,057.10	0.42
30.01 – 35.00	1	399,769.86	0.51
45.01 – 50.00	3	1,304,243.73	1.66
50.01 – 55.00	3	1,296,851.65	1.65
55.01 – 60.00	6	2,610,316.13	3.32
60.01 – 65.00	7	3,040,874.90	3.87
65.01 – 70.00	9	3,983,755.05	5.07
70.01 – 75.00	16	6,698,043.36	8.52
75.01 – 80.00	30	12,727,638.47	16.19
80.01 – 85.00	39	16,110,093.55	20.49
85.01 – 90.00	60	25,757,154.79	32.77
90.01 – 95.00	11	4,355,791.65	5.54
Total:	**186**	**$ 78,611,590.24**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 519	5	$ 2,066,168.60	2.63
520 – 539	15	6,351,022.61	8.08
540 – 559	18	7,594,032.26	9.66
560 – 579	22	9,010,589.68	11.46
580 – 599	16	6,783,269.88	8.63
600 – 619	24	9,767,072.52	12.42
620 – 639	23	9,599,910.05	12.21
640 – 659	20	8,512,892.89	10.83
660 – 679	18	7,900,214.02	10.05
680 – 699	11	4,739,500.22	6.03
700 – 719	8	3,450,498.03	4.39
720 – 739	3	1,538,628.18	1.96
740 – 759	1	408,092.56	0.52
760 – 779	1	350,706.56	0.45
780 – 799	1	538,992.18	0.69
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	71	$ 29,494,894.64	37.52
New York	18	8,091,649.36	10.29
Florida	14	6,239,875.97	7.94
New Jersey	10	4,485,525.12	5.71
Massachusetts	10	3,855,080.02	4.90
Illinois	7	3,097,904.52	3.94
Colorado	7	2,899,245.82	3.69
Michigan	6	2,708,447.81	3.45
Minnesota	6	2,655,759.17	3.38
Connecticut	6	2,635,167.41	3.35
Washington	6	2,585,259.80	3.29
Texas	6	2,453,778.59	3.12
Maryland	4	1,525,969.98	1.94
Rhode Island	2	786,048.42	1.00
Ohio	2	761,333.53	0.97
Pennsylvania	2	739,197.22	0.94
Alaska	1	549,358.22	0.70
Hawaii	1	505,208.14	0.64
Delaware	1	464,733.13	0.59
Arizona	1	364,331.92	0.46
Maine	1	357,341.51	0.45
New Mexico	1	348,309.24	0.44
Missouri	1	346,267.03	0.44
Louisiana	1	332,615.42	0.42
South Carolina	1	328,288.25	0.42
Total:	**186**	**$ 78,611,590.24**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	181	$ 76,811,548.09	97.71
Non-Owner	4	1,474,099.21	1.88
Second Home	1	325,942.94	0.41
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	82	$ 33,959,540.02	43.20
Stated Documentation	52	22,385,681.49	28.48
Limited Documentation	52	22,266,368.73	28.32
Total:	**186**	**$ 78,611,590.24**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out [1]	106	$ 45,572,701.53	57.97
Refinance – Debt Consolidation No Cash Out [2]	78	32,113,116.83	40.85
Purchase	2	925,771.88	1.18
Total:	**186**	**$ 78,611,590.24**	**100.00**

(3) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(4) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	8	$ 3,832,821.37	4.88
7A	13	5,480,973.37	6.97
6A	16	7,140,595.07	9.08
5A	19	8,174,442.22	10.40
4A	19	7,903,587.45	10.05
3A	21	8,613,664.43	10.96
2A	45	18,503,161.04	23.54
A	17	7,042,901.37	8.96
B	15	6,568,377.99	8.36
C	11	4,552,155.73	5.79
D	2	798,910.20	1.02
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	167	$ 70,322,660.33	89.46
PUD	11	4,733,329.98	6.02
2-4 Family	5	2,383,243.84	3.03
Condo	2	708,159.07	0.90
Single Family Attached	1	464,197.02	0.59
Total:	**186**	**$ 78,611,590.24**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	60	$ 25,977,588.42	33.05
36	126	52,634,001.82	66.95
Total:	**186**	**$ 78,611,590.24**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	186	$ 78,611,590.24	100.00
Total:	**186**	**$ 78,611,590.24**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non Conforming Balance	186	$ 78,611,590.24	100.00
Total:	**186**	**$ 78,611,590.24**	**100.00**

DESCRIPTION OF GROUP IV COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1756		
Aggregate Current Principal Balance:	$297,628,415.89		
Average Current Principal Balance:	$169,492.26		$58,975 – $651,679
Aggregate Original Principal Balance:	$298,050,043.00		
Average Original Principal Balance:	$169,732.37		$60,000 – $652,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.331%		5.250% – 12.750%
Wtd. Avg. Original Term (months):	340		180 – 360
Wtd. Avg. Remaining Term (months):	339		175 – 360
Wtd. Avg. Original LTV:	79.27%		10.35% – 95.00%
Wtd. Avg. Borrower FICO:	678		501 – 824
Geographic Distribution (Top 5):	CA	23.73%	
	NY	8.88%	
	FL	7.58%	
	MA	5.87%	
	TX	5.18%	

DESCRIPTION OF GROUP IV COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,756	$ 297,628,415.89	100.00
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	441	$ 34,937,777.00	11.72
100,000.01 – 150,000.00	510	63,620,098.00	21.35
150,000.01 – 200,000.00	324	55,947,125.00	18.77
200,000.01 – 250,000.00	191	42,731,256.00	14.34
250,000.01 – 300,000.00	103	28,194,478.00	9.46
300,000.01 – 350,000.00	77	24,933,243.00	8.37
350,000.01 – 400,000.00	52	19,593,900.00	6.57
400,000.01 – 450,000.00	22	9,381,600.00	3.15
450,000.01 – 500,000.00	17	8,120,499.00	2.72
500,000.01 – 550,000.00	9	4,775,570.00	1.60
550,000.01 – 600,000.00	9	5,162,497.00	1.73
650,000.01 – 700,000.00	1	652,000.00	0.22
Total:	**1,756**	**$ 298,050,043.00**	**100.00**

Remaining Principal Balance

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	444	$ 35,168,826.84	11.82
100,000.01 – 150,000.00	510	63,666,823.21	21.39
150,000.01 – 200,000.00	322	55,618,059.48	18.69
200,000.01 – 250,000.00	190	42,480,029.66	14.27
250,000.01 – 300,000.00	104	28,454,098.07	9.56
300,000.01 – 350,000.00	76	24,604,398.79	8.27
350,000.01 – 400,000.00	52	19,573,100.14	6.58
400,000.01 – 450,000.00	22	9,372,298.71	3.15
450,000.01 – 500,000.00	17	8,108,578.40	2.72
500,000.01 – 550,000.00	9	4,771,751.21	1.60
550,000.01 – 600,000.00	9	5,158,772.08	1.73
650,000.01 – 700,000.00	1	651,679.30	0.22
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

DESCRIPTION OF GROUP IV COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	162	$ 18,789,126.06	6.31
181 – 240	144	20,891,129.32	7.02
301 – 360	1,450	257,948,160.51	86.67
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	6	$ 885,329.74	0.30
5.500 – 5.999	41	6,877,385.23	2.31
6.000 – 6.499	48	9,676,479.11	3.25
6.500 – 6.999	803	153,371,572.01	51.53
7.000 – 7.499	169	27,215,385.69	9.14
7.500 – 7.999	265	42,403,435.84	14.25
8.000 – 8.499	54	7,675,259.92	2.58
8.500 – 8.999	166	24,312,357.41	8.17
9.000 – 9.499	41	4,642,852.63	1.56
9.500 – 9.999	90	11,858,881.73	3.98
10.000 – 10.499	26	3,252,917.68	1.09
10.500 – 10.999	32	3,294,400.24	1.11
11.000 – 11.499	7	1,367,689.79	0.46
11.500 – 11.999	6	564,578.46	0.19
12.000 – 12.499	1	124,915.81	0.04
12.500 – 12.999	1	104,974.60	0.04
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

DESCRIPTION OF GROUP IV COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	16	$ 1,981,833.46	0.67
30.00 – 35.00	13	1,407,012.43	0.47
35.01 – 40.00	13	1,800,849.41	0.61
40.00 – 45.00	25	3,049,291.55	1.02
45.01 – 50.00	29	4,081,050.64	1.37
50.01 – 55.00	37	5,767,985.58	1.94
55.01 – 60.00	59	9,403,154.59	3.16
60.01 – 65.00	86	13,894,762.74	4.67
65.01 – 70.00	98	16,264,294.70	5.46
70.01 – 75.00	161	24,389,767.68	8.19
75.01 – 80.00	296	50,025,363.76	16.81
80.01 – 85.00	263	45,409,721.16	15.26
85.01 – 90.00	550	101,139,602.64	33.98
90.01 – 95.00	110	19,013,725.55	6.39
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 519	6	$ 597,867.81	0.20
520 – 539	20	2,345,086.97	0.79
540 – 559	61	8,503,259.83	2.86
560 – 579	82	10,444,474.59	3.51
580 – 599	59	8,484,430.21	2.85
600 – 619	76	10,592,464.03	3.56
620 – 639	163	26,312,489.37	8.84
640 – 659	168	27,484,722.89	9.23
660 – 679	169	30,583,356.14	10.28
680 – 699	308	58,155,438.51	19.54
700 – 719	225	40,480,764.29	13.60
720 – 739	213	40,811,031.87	13.71
740 – 759	109	17,908,817.19	6.02
760 – 779	50	7,665,345.68	2.58
780 – 799	39	6,338,773.68	2.13
800 – 819	7	757,240.19	0.25
820 – 839	1	162,852.64	0.05
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

DESCRIPTION OF GROUP IV COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	303	$ 70,634,851.49	23.73
New York	125	26,415,798.16	8.88
Florida	158	22,551,842.55	7.58
Massachusetts	83	17,466,622.50	5.87
Texas	114	15,406,780.33	5.18
Minnesota	85	14,779,010.68	4.97
Illinois	73	12,924,150.29	4.34
Washington	68	11,878,919.37	3.99
Maryland	65	11,876,101.92	3.99
New Jersey	61	11,402,292.02	3.83
Michigan	79	10,820,162.56	3.64
Colorado	39	6,509,539.75	2.19
Pennsylvania	44	5,888,186.35	1.98
Connecticut	36	5,555,155.56	1.87
Ohio	37	4,691,594.56	1.58
Alabama	38	4,531,556.49	1.52
Wisconsin	31	4,488,512.65	1.51
Indiana	32	3,627,768.46	1.22
Hawaii	14	3,573,767.32	1.20
Rhode Island	22	3,528,895.31	1.19
Louisiana	28	3,204,932.12	1.08
Nevada	21	3,074,630.60	1.03
Arizona	25	2,868,883.04	0.96
Oklahoma	27	2,713,448.48	0.91
Missouri	23	2,647,804.48	0.89
New Hampshire	13	2,034,562.18	0.68
Tennessee	13	1,965,683.06	0.66
Maine	12	1,697,110.98	0.57
Iowa	16	1,333,489.92	0.45
New Mexico	12	1,272,240.15	0.43
Nebraska	11	942,848.44	0.32
Mississippi	8	888,409.05	0.30
South Carolina	10	885,744.92	0.30
Oregon	5	711,158.18	0.24
Kentucky	8	703,211.61	0.24
Arkansas	3	676,086.41	0.23
Kansas	3	375,267.43	0.13
Idaho	2	242,224.42	0.08
North Carolina	3	221,751.82	0.07
Vermont	2	193,452.47	0.06
North Dakota	1	179,837.27	0.06
Utah	2	172,189.68	0.06
Wyoming	1	71,940.86	0.02
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

DESCRIPTION OF GROUP IV COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,614	$ 275,535,826.95	92.58
Non-Owner	128	18,730,453.29	6.29
Second Home	14	3,362,135.65	1.13
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,246	$ 198,172,906.05	66.58
Stated Documentation	327	60,094,387.28	20.19
Limited Documentation	183	39,361,122.56	13.22
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out [(1)]	989	$ 161,116,861.24	54.13
Refinance – Debt Consolidation No Cash Out [(2)]	764	135,742,055.66	45.61
Purchase	3	769,498.99	0.26
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

(5) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(6) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP IV COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	349	$ 64,713,957.57	21.74
7A	245	51,837,655.22	17.42
6A	97	19,766,084.22	6.64
5A	74	13,653,227.19	4.59
4A	85	16,087,853.57	5.41
3A	622	93,708,500.75	31.49
2A	202	27,545,796.25	9.26
A	29	4,170,415.63	1.40
B	37	4,300,587.99	1.44
C	15	1,779,361.98	0.60
D	1	64,975.52	0.02
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,436	$ 244,728,075.97	82.23
2-4 Family	116	22,975,899.80	7.72
PUD	68	12,457,254.86	4.19
Condo	64	8,746,763.24	2.94
PUD Attached	24	3,656,452.55	1.23
Manufactured Housing	36	3,084,749.83	1.04
Single Family Attached	12	1,979,219.64	0.66
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	441	$ 72,961,909.60	24.51
12	149	30,439,267.28	10.23
24	1	491,533.17	0.17
36	1,165	193,735,705.84	65.09
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

DESCRIPTION OF GROUP IV COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,756	$ 297,628,415.89	100.00
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,621	$ 241,665,214.24	81.20
Non Conforming Balance	135	55,963,201.65	18.80
Total:	**1,756**	**$ 297,628,415.89**	**100.00**

Sensitivity Analysis

To Optional Termination Date

Class AV-1

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	5.07	3.45	2.64	2.06	1.56
Principal Window	Jun03 - Dec17	Jun03 - Jun13	Jun03 - Feb11	Jun03 - Jul09	Jun03 - May08

Class AV-2

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	5.06	3.45	2.63	2.05	1.55
Principal Window	Jun03 - Dec17	Jun03 - Jun13	Jun03 - Feb11	Jun03 - Jul09	Jun03 - May08

Class AV-3

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	4.93	3.33	2.53	1.96	1.45
Principal Window	Jun03 - Dec17	Jun03 - Jun13	Jun03 - Feb11	Jun03 - Jul09	Jun03 - May08

Class AF-1

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	1.86	1.84	1.82	1.80	1.78
Average Life (yrs)	1.56	1.20	1.00	0.88	0.79
Modified Duration	1.52	1.17	0.98	0.86	0.78
Principal Window	Jun03 - Feb06	Jun03 - May05	Jun03 - Dec04	Jun03 - Sep04	Jun03 - Jul04

Class AF-2

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	2.56	2.54	2.52	2.51	2.49
Average Life (yrs)	3.99	2.78	2.20	1.84	1.59
Modified Duration	3.74	2.65	2.12	1.77	1.54
Principal Window	Feb06 - Sep08	May05 - Nov06	Dec04 - Feb06	Sep04 - Aug05	Jul04 - Apr05

Class AF-3

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	4.36	4.34	4.32	4.30	4.27
Average Life (yrs)	11.17	7.08	4.90	3.61	2.71
Modified Duration	8.55	5.89	4.29	3.26	2.50
Principal Window	Sep08 - Dec17	Nov06 - Jun13	Feb06 - Feb11	Aug05 - Jul09	Apr05 - Jan08

Sensitivity Analysis

To Optional Termination Date

Class AF-4

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	4.45	4.45	4.45	4.44	4.43
Average Life (yrs)	7.77	6.97	6.39	5.64	4.90
Modified Duration	6.36	5.82	5.43	4.89	4.32
Principal Window	Jun06 - Dec17	Jun06 - Jun13	Jun06 - Feb11	Oct06 - Jul09	Feb07 - May08

Class M-1

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.77	6.70	5.25	4.57	4.46
Principal Window	Mar08 - Dec17	Aug06 - Jun13	Aug06 - Feb11	Nov06 - Jul09	Feb07 - May08

Class M-2

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.77	6.70	5.21	4.41	4.02
Principal Window	Feb08 - Dec17	Aug06 - Jun13	Jul06 - Feb11	Aug06 - Jul09	Oct06 - May08

Class M-3

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.77	6.70	5.20	4.37	3.89
Principal Window	Feb08 - Dec17	Aug06 - Jun13	Jul06 - Feb11	Jul06 - Jul09	Sep06 - May08

Class M-4

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.77	6.70	5.19	4.34	3.84
Principal Window	Feb08 - Dec17	Aug06 - Jun13	Jun06 - Feb11	Jul06 - Jul09	Aug06 - May08

Class M-5

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.77	6.70	5.19	4.33	3.80
Principal Window	Feb08 - Dec17	Aug06 - Jun13	Jun06 - Feb11	Jun06 - Jul09	Jul06 - May08

Class M-6

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.51	6.52	5.04	4.19	3.68
Principal Window	Feb08 - Dec17	Aug06 - Jun13	Jun06 - Feb11	Jun06 - Jul09	Jun06 - May08

Sensitivity Analysis

To Optional Termination Date

Class S

	30 CPR	61.7 CPR	61.8 CPR	64.4 CPR	64.5 CPR
Yield (%)	3.75	3.75	2.39	0.96	-0.53
Average Life (yrs)	1.56	1.56	1.53	1.51	1.49
Modified Duration	0.99	0.99	0.98	0.98	0.97
Principal Window	Jun03 - Nov05	Jun03 - Nov05	Jun03 - Oct05	Jun03 - Sep05	Jun03 - Aug05

Sensitivity Analysis

To Maturity

Class AV-1

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	5.40	3.71	2.84	2.22	1.68
Principal Window	Jun03 - Feb30	Jun03 - Apr24	Jun03 - Oct19	Jun03 - Aug16	Jun03 - Jan14

Class AV-2

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	5.39	3.70	2.83	2.21	1.67
Principal Window	Jun03 - Feb30	Jun03 - Mar24	Jun03 - Oct19	Jun03 - Aug16	Jun03 - Dec13

Class AV-3

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	5.22	3.55	2.71	2.10	1.55
Principal Window	Jun03 - Oct29	Jun03 - Aug23	Jun03 - Apr19	Jun03 - Feb16	Jun03 - Jul13

Class AF-1

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	1.86	1.84	1.82	1.80	1.78
Average Life (yrs)	1.56	1.20	1.00	0.88	0.79
Modified Duration	1.52	1.17	0.98	0.86	0.78
Principal Window	Jun03 - Feb06	Jun03 - May05	Jun03 - Dec04	Jun03 - Sep04	Jun03 - Jul04

Class AF-2

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	2.56	2.54	2.52	2.51	2.49
Average Life (yrs)	3.99	2.78	2.20	1.84	1.59
Modified Duration	3.74	2.65	2.12	1.77	1.54
Principal Window	Feb06 - Sep08	May05 - Nov06	Dec04 - Feb06	Sep04 - Aug05	Jul04 - Apr05

Class AF-3

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	4.40	4.41	4.39	4.34	4.27
Average Life (yrs)	12.81	8.53	5.86	3.98	2.71
Modified Duration	9.30	6.70	4.89	3.51	2.50
Principal Window	Sep08 - Mar31	Nov06 - Sep26	Feb06 - Dec21	Aug05 - May18	Apr05 - Jan08

Sensitivity Analysis

To Maturity

Class AF-4

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Yield (%)	4.46	4.46	4.47	4.52	4.55
Average Life (yrs)	7.81	7.08	6.78	6.73	6.44
Modified Duration	6.37	5.89	5.69	5.65	5.44
Principal Window	Jun06 - Jan31	Jun06 - Jun26	Jun06 - Sep21	Oct06 - Feb18	Feb07 - Sep15

Class M-1

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	10.62	7.38	5.78	4.99	4.80
Principal Window	Mar08 - Jun28	Aug06 - Oct22	Aug06 - Jun18	Nov06 - Jul15	Feb07 - May13

Class M-2

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	10.52	7.29	5.67	4.78	4.31
Principal Window	Feb08 - Aug25	Aug06 - Aug19	Jul06 - Dec15	Aug06 - Jun13	Oct06 - Jun11

Class M-3

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	10.40	7.19	5.58	4.67	4.13
Principal Window	Feb08 - May23	Aug06 - Aug17	Jul06 - May14	Jul06 - Feb12	Sep06 - Jun10

Class M-4

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	10.27	7.09	5.49	4.58	4.03
Principal Window	Feb08 - Mar22	Aug06 - Sep16	Jun06 - Aug13	Jul06 - Jul11	Aug06 - Dec09

Class M-5

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	10.04	6.91	5.34	4.46	3.90
Principal Window	Feb08 - Jul20	Aug06 - Jun15	Jun06 - Aug12	Jun06 - Sep10	Jul06 - Apr09

Class M-6

Fixed ARM	50% PPC 14 CPR	75% PPC 21 CPR	100% PPC 27 CPR	125% PPC 33 CPR	150% PPC 40 CPR
Average Life (yrs)	9.52	6.52	5.05	4.20	3.68
Principal Window	Feb08 - Jun18	Aug06 - Nov13	Jun06 - May11	Jun06 - Oct09	Jun06 - Jul08

Net WAC Cap for Class AV-1 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3] (%)	Period	NWC [2] (%)	NWC [3] (%)	Period	NWC [2] (%)	NWC [3] (%)
1	-	-	32	7.63	9.79	63	7.61	12.28
2	-	-	33	7.63	9.99	64	7.61	12.28
3	6.62	6.62	34	8.45	11.06	65	7.87	12.69
4	6.59	6.59	35	7.63	10.49	66	7.61	12.27
5	6.78	6.78	36	7.89	10.92	67	7.86	12.68
6	6.53	6.53	37	7.63	10.57	68	7.61	12.27
7	6.96	6.96	38	7.88	10.92	69	7.61	12.26
8	6.71	6.71	39	7.63	10.77	70	8.42	13.57
9	6.69	6.69	40	7.63	10.77	71	7.61	12.26
10	7.12	7.12	41	7.88	11.64	72	7.86	12.66
11	6.63	6.63	42	7.63	11.34	73	7.61	12.25
12	6.83	6.83	43	7.88	11.72	74	7.86	12.65
13	6.82	6.82	44	7.63	11.34	75	7.60	12.24
14	7.02	7.02	45	7.63	11.54	76	7.60	12.24
15	6.77	6.77	46	8.44	12.77	77	7.86	12.64
16	6.75	6.75	47	7.62	12.03	78	7.60	12.23
17	6.95	6.95	48	7.88	12.52	79	7.86	12.64
18	6.70	6.70	49	7.62	12.11	80	7.60	12.22
19	7.18	7.18	50	7.88	12.51	81	7.60	12.22
20	6.93	6.93	51	7.62	12.31	82	8.41	13.53
21	6.91	6.92	52	7.62	12.30	83	7.60	12.21
22	7.63	7.63	53	7.87	12.71	84	7.85	12.62
23	6.88	7.89	54	7.62	12.29	85	7.60	12.21
24	7.08	8.30	55	7.87	12.70	86	7.85	12.61
25	7.13	8.31	56	7.62	12.29	87	7.60	12.20
26	7.36	8.57	57	7.62	12.30	88	7.60	12.20
27	7.12	8.70	58	8.14	13.15	89	7.85	12.60
28	7.11	8.68	59	7.62	12.30	90	7.59	12.19
29	7.33	9.48	60	7.87	12.70	91	7.85	12.59
30	7.08	9.24	61	7.61	12.29	92	7.59	12.18
31	7.89	10.12	62	7.87	12.70	93	7.59	12.18

(1) Assumes Trustee Fee rate of 0.002% per annum.
(2) Assumes 6mLIBOR stays at 1.32 and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

Net WAC Cap for Class AV-2 Certificates [(1)]

Assumptions to Optional Termination

Period	NWC [(2)] (%)	NWC [(3)] (%)	Period	NWC [(2)] (%)	NWC [(3)] (%)	Period	NWC [(2)] (%)	NWC [(3)] (%)
1	-	-	32	7.51	9.67	63	7.48	12.17
2	-	-	33	7.51	9.87	64	7.48	12.16
3	6.63	6.63	34	8.31	10.93	65	7.73	12.56
4	6.60	6.60	35	7.50	10.37	66	7.48	12.15
5	6.79	6.79	36	7.75	10.80	67	7.72	12.56
6	6.55	6.55	37	7.50	10.45	68	7.47	12.15
7	6.98	6.98	38	7.75	10.79	69	7.47	12.14
8	6.73	6.73	39	7.50	10.65	70	8.27	13.44
9	6.71	6.71	40	7.50	10.65	71	7.47	12.14
10	7.15	7.15	41	7.75	11.52	72	7.72	12.54
11	6.66	6.66	42	7.50	11.22	73	7.47	12.13
12	6.86	6.86	43	7.75	11.60	74	7.72	12.53
13	6.96	6.96	44	7.50	11.22	75	7.47	12.12
14	7.18	7.18	45	7.49	11.42	76	7.47	12.12
15	6.93	6.93	46	8.30	12.64	77	7.71	12.52
16	6.91	6.91	47	7.49	11.91	78	7.46	12.11
17	7.13	7.13	48	7.74	12.39	79	7.71	12.51
18	6.88	6.88	49	7.49	11.99	80	7.46	12.11
19	7.27	7.27	50	7.74	12.39	81	7.46	12.10
20	7.02	7.02	51	7.49	12.19	82	8.26	13.39
21	7.01	7.01	52	7.49	12.18	83	7.46	12.09
22	7.75	7.75	53	7.74	12.59	84	7.71	12.49
23	6.98	8.00	54	7.49	12.18	85	7.46	12.09
24	7.20	8.42	55	7.74	12.58	86	7.71	12.49
25	7.15	8.34	56	7.48	12.17	87	7.46	12.08
26	7.38	8.60	57	7.48	12.19	88	7.46	12.08
27	7.16	8.73	58	8.00	13.02	89	7.70	12.48
28	7.15	8.72	59	7.48	12.18	90	7.45	12.07
29	7.37	9.52	60	7.73	12.58	91	7.70	12.47
30	7.12	9.29	61	7.48	12.17	92	7.45	12.06
31	7.76	9.99	62	7.73	12.57	93	7.45	12.06

(1) Assumes Trustee Fee rate of 0.002% per annum.
(2) Assumes 6mLIBOR stays at 1.32 and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

Net WAC Cap for Class AV-3 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3] (%)	Period	NWC [2] (%)	NWC [3] (%)	Period	NWC [2] (%)	NWC [3] (%)
1	-	-	32	7.44	10.07	63	7.45	13.25
2	-	-	33	7.44	10.32	64	7.45	13.25
3	7.42	7.42	34	8.24	11.43	65	7.69	13.69
4	7.42	7.42	35	7.44	10.98	66	7.45	13.25
5	7.67	7.67	36	7.69	11.41	67	7.69	13.69
6	7.42	7.42	37	7.44	11.04	68	7.45	13.25
7	7.67	7.67	38	7.69	11.41	69	7.45	13.25
8	7.42	7.42	39	7.44	11.29	70	8.24	14.67
9	7.42	7.42	40	7.44	11.29	71	7.45	13.25
10	7.93	7.93	41	7.69	12.35	72	7.69	13.69
11	7.42	7.42	42	7.44	12.01	73	7.45	13.25
12	7.67	7.67	43	7.69	12.41	74	7.69	13.69
13	7.42	7.42	44	7.44	12.01	75	7.45	13.25
14	7.67	7.67	45	7.44	12.26	76	7.45	13.25
15	7.42	7.42	46	8.24	13.57	77	7.69	13.69
16	7.42	7.42	47	7.44	12.92	78	7.45	13.25
17	7.67	7.67	48	7.69	13.41	79	7.69	13.69
18	7.42	7.42	49	7.44	12.97	80	7.45	13.25
19	7.67	7.67	50	7.69	13.41	81	7.45	13.25
20	7.42	7.42	51	7.44	13.23	82	8.24	14.67
21	7.42	7.42	52	7.44	13.23	83	7.45	13.25
22	8.21	8.21	53	7.69	13.67	84	7.69	13.69
23	7.42	8.74	54	7.44	13.23	85	7.45	13.25
24	7.67	9.15	55	7.69	13.67	86	7.69	13.69
25	7.42	8.85	56	7.44	13.23	87	7.45	13.25
26	7.67	9.15	57	7.44	13.25	88	7.45	13.25
27	7.44	9.35	58	7.96	14.17	89	7.69	13.69
28	7.44	9.35	59	7.45	13.25	90	7.45	13.25
29	7.69	10.35	60	7.69	13.69	91	7.69	13.69
30	7.44	10.07	61	7.45	13.25	92	7.45	13.25
31	7.69	10.41	62	7.69	13.69	93	7.45	13.25

(1) Assumes Trustee Fee rate of 0.002% per annum.
(2) Assumes 6mLIBOR stays at 1.32 and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

Net WAC Cap for Class M Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3] (%)	Period	NWC [2] (%)	NWC [3] (%)	Period	NWC [2] (%)	NWC [3] (%)
1	-	-	32	7.34	8.99	63	7.26	10.59
2	-	-	33	7.34	9.14	64	7.26	10.58
3	6.66	6.66	34	8.12	10.12	65	7.50	10.93
4	6.64	6.64	35	7.33	9.53	66	7.26	10.57
5	6.85	6.85	36	7.58	9.91	67	7.50	10.92
6	6.61	6.61	37	7.33	9.59	68	7.26	10.56
7	6.97	6.97	38	7.57	9.89	69	7.26	10.55
8	6.73	6.73	39	7.32	9.69	70	8.03	11.68
9	6.71	6.71	40	7.31	9.66	71	7.25	10.54
10	7.16	7.16	41	7.54	10.32	72	7.49	10.89
11	6.68	6.68	42	7.29	9.99	73	7.25	10.53
12	6.88	6.88	43	7.53	10.30	74	7.49	10.88
13	6.83	6.83	44	7.29	9.96	75	7.25	10.52
14	7.04	7.04	45	7.28	10.11	76	7.25	10.52
15	6.80	6.80	46	8.06	11.19	77	7.49	10.86
16	6.78	6.78	47	7.28	10.46	78	7.25	10.50
17	6.99	6.99	48	7.52	10.86	79	7.49	10.85
18	6.75	6.75	49	7.28	10.51	80	7.24	10.49
19	7.14	7.14	50	7.52	10.85	81	7.24	10.49
20	6.90	6.90	51	7.28	10.64	82	8.02	11.61
21	6.88	6.88	52	7.28	10.63	83	7.24	10.48
22	7.61	7.61	53	7.52	10.98	84	7.48	10.82
23	6.86	7.64	54	7.27	10.62	85	7.24	10.47
24	7.07	8.01	55	7.51	10.97	86	7.48	10.81
25	7.02	7.92	56	7.27	10.61	87	7.24	10.46
26	7.24	8.18	57	7.27	10.62	88	7.23	10.45
27	7.02	8.22	58	7.77	11.35	89	7.47	10.79
28	7.01	8.21	59	7.27	10.61	90	7.23	10.44
29	7.23	8.88	60	7.51	10.96	91	7.47	10.78
30	6.99	8.64	61	7.27	10.60	92	7.23	10.43
31	7.58	9.29	62	7.51	10.95	93	7.23	10.42

(1) Assumes Trustee Fee rate of 0.002% per annum.
(2) Assumes 6mLIBOR stays at 1.32 and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg	
Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Paul Scialabba	212-713-9832
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Jaka Ismail	212-713-4129
Olivier D'Meza	212-713-1427
ABS Syndicate & Tr-ding	
Jack McCleary	212-713-4330
Eric Marcus	212-713-4002

Rating Agency Contacts	
Standard & Poor's	
Linda Wu	212-438-1567
Moody's	
Nicholas Vassalli	212-553-0323
Fitch	
Quincy Tang	212-908-0693